UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 26, 2023

CAPSTAR FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Tennessee	001-37886	81-1527911
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

1201 Demonbreun Street, Suite 700

Nashville, Tennessee 37203

(Address of Principal Executive Offices) (Zip Code)

(615) 732-6400

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	TRADING SYMBOL	NAME OF EXCHANGE
Common Stock, $1.00 par value per share	CSTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On October 26, 2023, CapStar Financial Holdings, Inc. (the “Company”) and Old National Bancorp (“ONB”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of October 26, 2023, by and between the Company and ONB pursuant to which, upon the terms and subject to the conditions set forth therein, ONB will acquire the Company and CapStar Bank, the Company’s wholly-owned bank subsidiary.

The transaction is expected to close in the second quarter of 2024, subject to the receipt of regulatory approvals and the approval of the Company’s shareholders.

Under the terms of the agreement, shareholders of the Company will receive, in respect of each share of common stock of the Company held by them, 1.155 shares of common stock of ONB.

A copy of the joint press release issued by the Company and ONB is filed as Exhibit 99.1 to this Current Report on Form 8-K.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed merger of the Company with and into ONB (the “Merger”). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of the Company to obtain the necessary approval by its shareholders, (3) the ability of the Company and ONB to obtain required governmental approvals of the Merger, and (4) the failure of the closing conditions in the definitive merger agreement to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” (in the case of the Company), “Forward-Looking Statements” (in the case of ONB) and “Risk Factors” in the Company’s and ONB’s Annual Reports on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by the Company or ONB with the U.S. Securities and Exchange Commission (“SEC”).

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Merger, ONB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of the Company and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) the Company on its website at https://ir.capstarbank.com/financial-information/sec-filings and (ii) ONB on its website at https://ir.oldnational.com/financials/sec-filings/default.aspx.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

The Company, ONB and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of the Company in connection with the proposed Merger. Information regarding the directors and executive officers of the Company and ONB and other persons who may be deemed participants in the solicitation of the shareholders of the Company in connection with the Merger will be included in the proxy statement/prospectus for the Company’s special meeting of shareholders, which will be filed by ONB and the Company with the SEC. Information about the directors and officers of the Company and their ownership of the Company’s common stock can also be found in the Company’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 10, 2023, and other documents subsequently filed by the Company with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the Merger filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint Press Release of the Company and ONB, dated October 26, 2023

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPSTAR FINANCIAL HOLDINGS, INC.

Dated: October 26, 2023	By:	/s/ Michael J. Fowler
Michael J. Fowler
Chief Financial Officer

Exhibit 99.1

oldnational.com NEWS RELEASE FOR IMMEDIATE RELEASE October 26, 2023	Old National Contacts: Media: Rick Vach (904) 535-9489 Investors: Lynell Durchholz (812) 464-1366 CapStar Contact: Michael J. Fowler (615) 732-7404

Old National to Partner with Nashville-based CapStar

Partnership includes $3.3 billion in total assets and four high-growth metro markets

EVANSVILLE, IN & NASHVILLE, TN – Old National Bancorp (NASDAQ: ONB) (“Old National”) and CapStar Financial Holdings, Inc. (NASDAQ: CSTR) (“CapStar”) jointly announced today that they have entered into a definitive merger agreement for Old National to acquire CapStar in an all-stock transaction. Combining the two organizations will strengthen Old National’s recently formed Nashville presence and add several new high-growth markets.

Old National entered the Tennessee market in 2022 when it introduced a Nashville-based 1834 Wealth team (Old National’s high-net-worth division). More recently, Old National added a Nashville-based Commercial banking and lending team. The combination with CapStar accelerates Old National’s Tennessee presence bringing $3.3 billion in total assets, $2.3 billion in total loans, and $2.8 billion in deposits as of September 30, 2023, with top-10 deposit market share in the Nashville MSA and recent entry into Asheville, North Carolina.

“This partnership with CapStar – one of the most highly respected and successful community banks in Tennessee – is a tremendous cultural fit and a natural extension of our growth strategy,” said Old National CEO Jim Ryan. “By establishing a full-service banking presence in Nashville and several other strong Tennessee and North Carolina communities, we can more fully serve our existing Nashville-area clients while also introducing our client- and community-focused brand of banking to the surrounding region.”

“Over the past five years, our team has repositioned CapStar, strengthening its performance and long-term prospects,” said Timothy K. Schools, CapStar President and Chief Executive Officer. “In looking to the next five years, it is my belief Old National’s like-minded culture and scale best positions our employees, customers, and shareholders to continue our positive momentum. Excitingly, CapStar employees will be a major contributor to strengthen Old National’s recent entry into Nashville. Old National has hired market-leading individuals we are well familiar with, and shareholders greatly benefit from a material increase in dividends and daily trading volume while receiving a very attractively priced stock with strong potential for upside.”

North Carolina and Tennessee ranked first and third in CNBC’s 2023 annual ranking of America’s Top States for Business. CapStar’s markets include four of the fastest growing metro areas across the Southeast, of which Nashville is one of the 25 fastest in the United States. CapStar’s financial performance ranks first among all Tennessee-based banks and fourth across the Southeast within S&P Global Market Intelligence’s ranking of banks with assets of $3 to $10 billion.

Additionally, CapStar has been recognized as the highest-performing publicly traded Tennessee-based bank by Bank Director each of the past three years.

The partnership transaction includes 23 total banking centers in the following locations:

•	Nashville MSA – 7 locations

•	Athens, TN – 2 locations

•	Wayne County, TN – 3 locations

•	Lawrence County, TN – 2 locations

•	Monroe County, TN – 2 locations

•	Coffee County, TN – 2 locations

•	Etowah, TN – 1 location

•	Cleveland, TN – 1 location

•	Chattanooga, TN – 1 location

•	Knoxville, TN – 1 location

•	Asheville, NC – 1 location

Under the terms of the merger agreement, each outstanding share of CapStar common stock will be converted into the right to receive 1.155 shares of Old National common stock, valuing the transaction at approximately $344.4 million, or $16.64 per share, based on Old National’s 30-day volume weighted average closing stock price ending October 25, 2023. The definitive merger agreement has been approved by the Board of Directors of each company. The transaction remains subject to regulatory approval and the vote of CapStar shareholders. The transaction is anticipated to close in the second quarter of 2024.

Keefe, Bruyette & Woods, A Stifel Company, served as financial advisor and Dykema Gossett, PLLC acted as legal advisor to Old National.

Morgan Stanley & Co. LLC served as financial advisor and Wachtell, Lipton, Rosen & Katz acted as legal advisor to CapStar.

CONFERENCE CALL AND WEBCAST

Old National will hold a conference call and live webcast at 4:00 p.m. Central Time on Thursday, October 26, 2023, to discuss the acquisition of CapStar Financial Holdings, Inc. The live audio webcast link and corresponding presentation slides will be available on the Company’s Investor Relations web page at oldnational.com and will be archived there for 12 months. To listen to the live conference call, dial U.S. (888) 300-3045 or International (646) 568-1027, Conference ID Code 7918950. A replay of the call will also be available from approximately 8:00 a.m. Central Time on October 27 through November 10. To access the replay, dial U.S. (800) 770-2030 or International (647) 362-9199, Conference ID Code 7918950.

ABOUT OLD NATIONAL

Old National Bancorp is the holding company of Old National Bank, which is the sixth largest commercial bank headquartered in the Midwest. With approximately $49 billion of assets and $28 billion of assets under management, Old National ranks among the top 30 banking companies headquartered in the U.S. Tracing our roots to 1834, Old National Bank has focused on community banking by building long-term, highly valued partnerships with clients and in the communities it serves. In addition to providing extensive services in retail and commercial banking, Old National offers comprehensive wealth management, investment, and capital market services. For more information and financial data, please visit Investor Relations at oldnational.com.

ABOUT CAPSTAR

CapStar Bank, with assets of $3.3 billion, provides a relationship-based and highly personal banking experience to small to mid-sized private businesses, professionals, and individuals. Focused on delivering superior flexibility, responsiveness, and customer service, CapStar serves customers through highly-skilled employees, digital channels, as well as 23 financial centers across 13 Tennessee counties. For more information about CapStar, please visit capstarbank.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed merger of CapStar with and into Old National (the “Merger”). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of CapStar to obtain the necessary approval by its shareholders, (3) the ability of Old National and CapStar to obtain required governmental approvals of the Merger, and (4) the failure of the closing conditions in the definitive merger agreement to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Forward-Looking Statements” (in the case of Old National), “Cautionary Note Regarding Forward-Looking Statements” (in the case of CapStar), and “Risk Factors” in Old National’s and CapStar’s Annual Reports on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by Old National and CapStar with the Securities and Exchange Commission (“SEC”).

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Merger, Old National will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of CapStar and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Investors and security holders, prior to making any investment or voting decision, are urged to read the registration statement and proxy statement/prospectus when it becomes available (and any other documents filed with the SEC in connection with the Merger or incorporated by reference into the proxy statement/prospectus) because such documents will contain important information regarding the proposed merger.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) Old National on its website at https://ir.oldnational.com/financials/sec-filings/default.aspx, and (ii) CapStar on its website at https://ir.capstarbank.com/financial-information/sec-filings.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Old National, CapStar and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of CapStar in connection with the proposed Merger. Information regarding the directors and executive officers of Old National and CapStar and other persons who may be deemed participants in the solicitation of the shareholders of CapStar in connection with the proposed Merger will be included in the proxy statement/prospectus for CapStar’s special meeting of shareholders, which will be filed by Old National with the SEC. Information about the directors and officers of Old National and their ownership of Old National’s common stock can be found in Old National’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 30, 2023, and other documents subsequently filed by Old National with the SEC. Information about the directors and officers of CapStar and their ownership of CapStar’s common stock can be found in CapStar’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 10, 2023, and other documents subsequently filed by CapStar with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.

###